Exhibit 5.02(e)

EXECUTION COPY

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”) made as of March 9, 2004, by and between Millstream Acquisition Corporation (to be renamed NationsHealth, Inc. at the Effective Time), a Delaware corporation (the “Company”), and Robert Gregg (the “Executive”).

W I T N E S S E T H :

WHEREAS, the Company wishes to employ the Executive as Chief Operating Officer on the terms and conditions set forth in this Agreement; and

WHEREAS, the Executive is willing to accept such employment on such terms and conditions;

NOW, THEREFORE, in consideration of the premises and of the mutual promises, representations and covenants herein contained, the parties hereto agree as follows:

1.             SCOPE OF EMPLOYMENT

The Company hereby agrees to employ the Executive upon the terms and conditions herein set forth and to perform such executive duties as may be determined and assigned to him by the Board of Directors of the Company (the “Board”).  The Executive hereby accepts such employment, subject to the terms and conditions herein set forth.  The Executive shall have the title of Chief Operating Officer.  While serving as Chief Operating Officer, the Executive shall have the customary duties and powers of such position.  Executive shall not be employed by any other organization during the term of this Agreement.

2.             TERM

(a)           The term of Executive’s employment under this Agreement shall be for five (5) years.  Such term shall be extended at the end of such 5-year period on an annual basis unless terminated by either party.  It shall begin at the Effective Time (as defined below) and thereafter on an annual basis, unless it is earlier terminated as follows:

(i)            By the Company for Cause (as hereinafter defined);

(ii)           By the Company for other than Cause.  For purposes hereof, Executive shall be deemed terminated by the Company for other than Cause if he terminates employment for Good Reason (as hereinafter defined);

(iii)          In the event of the Company’s dissolution or liquidation;

(iv)          By the Executive for any reason;

(v)           In the event of the death of the Executive; or

(vi)          In the event of the disability of Executive (as hereinafter defined).

(b)           For purposes hereof, “Cause” shall mean, and be limited to any of the following that is reasonably determined by the Board, to be substantially detrimental to the business or reputation of the Company, and which occur after the Effective Time:  (i) the Executive’s willful commission of acts of dishonesty in connection with his position, (ii) the Executive’s willful failure or refusal to perform the essential duties of his position, or (iii) conviction of a felony or engaging in illegal conduct.  If a ground for termination under this Section 2(b) is amenable to cure, the Company shall provide the Executive with written notice describing the nature of the ground for termination.  If the Executive cures same within thirty (30) days after receiving such notice, there shall be no termination for Cause.

(c)           For purposes hereof, the term “Good Reason” shall mean the occurrence of any one or more of the following events unless Executive specifically agrees in writing that such event shall not be Good Reason:

(i)            the assignment to Executive by the Board of Directors or other officers or representatives of Company of duties materially inconsistent with the duties associated with the position described in Section 1;

(ii)           a material change in the nature or scope of Executive’s authority from those applicable to him as Chief Operating Officer;

(iii)          the occurrence of material acts or conduct on the part of Company or its officers and representatives which have as their purpose forcing the resignation of Executive or preventing him from performing his duties and responsibilities pursuant to this Agreement;

(iv)          a material breach by Company of any material provision of this Agreement, provided that failure of Company to pay any amount, or to provide any benefit, pursuant to the provision of Articles 3 and 4 hereof shall be deemed to be a material breach by Company of a material provision of this Agreement and shall provide Executive the right to terminate his employment under this Agreement at any time after such 30 day period; provided, however, if the Company cures the same within thirty (30) days after receiving such notice, there shall be no termination for Good Reason; or

(v)           on or after a Change of Control, requiring Executive to be principally based at any office or location more than 45 miles from the current offices of the Company in Sunrise, Florida.

(d)           For purposes hereof, the term “disability” shall mean the inability of the Executive, due to illness, accident or any other physical or mental incapacity, to perform his duties in a normal manner for (i) a period of four (4) consecutive months or (ii) six (6) months (with each month being composed of 31 consecutive days) during any twelve (12) consecutive month period.

3.             COMPENSATION

(a)           Annual Salary.  The Company agrees to pay the Executive, and the Executive agrees to accept, in payment for services to be rendered by the Executive hereunder, a minimum base salary of $500,000 per annum (the “Annual Salary”).  The Annual Salary shall be payable in equal periodic installments, not less frequently than monthly, less such sums as may be required to be deducted or withheld under the provisions of federal, state or local law.  The Company agrees to review the Annual Salary on or around January 1st of each calendar year (or such other time as the Company and Executive mutually agree), commencing on or about January 1, 2005, for adjustment based on the Executive’s performance; provided, however, that no such adjustment shall be effective to reduce the Annual Salary below $500,000 per annum.

(b)           Annual Bonus.  In addition to Executive’s salary, the Executive shall be eligible to receive an annual bonus based upon the achievement of goals established by the Company after due consultation with the Executive.  Any bonus up to $500,000 shall require the approval of Arthur Spector and Glenn M. Parker, M.D. or any individual they name as their respective successors.  Any annual bonus paid that would result in Executive receiving total compensation in excess of $1,000,000, shall require the approval of the independent directors who are members of the compensation committee of the Board (the “Independent Compensation Committee Members”).

(c)           Incentive Compensation Plan.  The Independent Compensation Committee Members, in their discretion, shall pay an additional incentive compensation payment to include cash bonuses, stock options and restricted stock upon the satisfaction of one or more performance goals (“Performance Goals”).  The Performance Goals shall be based upon the achievement of (i) a specified level, of (x) the Company’s consolidated pre-tax or after-tax earnings or earnings before interest, taxes, depreciation and amortization (“EBITDA”) or (y) the pre-tax or after-tax earnings, or EBITDA, of any particular subsidiary, division or other business unit of the Company, (ii) the achievement of a specified level of revenues, earnings, costs, return on assets, return on equity, return on capital, return on investment, return on assets under management, net operating income or net operating income as a percentage of book value or with regard to the Company, particular subsidiaries, divisions or business units of the Company, particular assets or groups of assets or particular employees or groups of employees, (iii) stock performance; (iv) the creation of strategic partnerships, (v) acquisitions or divestitures or (vi) any combination of the foregoing.  Prior to the payment of any such incentive compensation hereunder, the Independent Compensation Committee Members shall have certified that any applicable Performance Goals have been satisfied.

(d)           Equity Compensation Plan.  Executive shall be considered for any type of equity compensation plan as determined by the Independent Compensation Committee.

4.             FRINGE BENEFITS, REIMBURSEMENT OF EXPENSES, ETC.

(a)           The Executive shall be entitled to paid vacation, holidays and sick leave benefits in accordance with the Company’s policies for executive employees.

(b)           The Executive and/or his family shall be entitled to medical and disability insurance from the Company in accordance with the Company’s policies for employees.  Such coverage shall be paid for by the Company.  If this Agreement is terminated (x) by the Executive for Good Reason or disability or (y) by the Company for other than Cause, the Company and any of its successors and assigns shall provide to Executive similar medical coverage to that described above, at the expense of the Company during the period that the Executive or his beneficiaries are eligible to receive benefits under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”).

(c)           The Company agrees to pay up to $10,000 per year toward premiums or to reimburse Executive for premiums for life or disability insurance, as directed by the Executive.

(d)           The Company agrees to pay, or promptly reimburse the Executive for, all reasonable expenses (including, without limitation, any costs of private counsel or investigators, incurred in connection with representation of Executive relating to audits, inquiries, regulatory reviews or any similar matters of the Company); provided, however, that the Executive furnishes appropriate documentation for such expenses in accordance with the Company’s practices and procedures.

(e)           Executive shall be entitled to participate in those retirement plans, both defined contribution and defined benefit, qualified and non-qualified, as are then currently available to the Company’s executive employees and such new retirement plans, if any, as may be adopted by the Company from time to time.

5.             TERMINATION BENEFITS

In addition to the benefits described under the Agreement that survive the termination of the Agreement, the following benefits will be paid on account of the termination of the Agreement for the following reasons:

(a)           Upon termination of this Agreement by the Company for Cause pursuant to Section 2(a)(i), or by the Executive for other than Good Reason or upon the Executive’s death, the Company shall pay to Executive immediately after the date of termination an amount equal to the sum of Executive’s accrued base salary and any bonus amount earned but not yet paid;

(b)           Upon termination of this Agreement (x) by the Company for other than Cause or (y) by the Executive for Good Reason or disability, Executive shall be entitled to:

(i)            the Company shall pay to Executive or his beneficiaries, as the case may be, immediately after the Date of Termination an amount which is equal to the Executive’s base salary for twenty-four (24) months;

(ii)           the Company shall pay for the Executive in the event of disability (after termination of the Agreement under this section), medical insurance during the period the Executive’s spouse (and children), or the Executive, as the case may be, is eligible to receive benefits under COBRA;

(iii)          the Company shall fully vest any stock options or restricted stock previously granted to the Executive; and

(iv)          the Executive (or his spouse, in the event of his permanent disability that affects his ability to so elect) shall have the right to require the Company to purchase from the Executive a number of shares of common stock, par value $0.0001 per share, of the Company (the “Common Stock”), owned by the Executive or by any entity in which the Executive has an equity or ownership interest, worth up to $3,000,000.  Such Common Stock shall be valued as of the close of business on the day prior to the date the Executive or his spouse delivers a notice to the Company in writing (a “Put Notice”) of his decision to require the Company to purchase such Common Stock.  The Executive or his spouse (in the event of his disability) shall have up to 21 days following the termination of this Agreement to deliver the Put Notice to the Company.  Subject to the fifth sentence of this paragraph, within 30 days of receiving the Put Notice, the Company shall pay Executive or his spouse the proceeds from the purchase of the shares of Common Stock specified in the Put Notice, up to a maximum of $3,000,000.  To the extent Glenn M. Parker, M.D. or Lewis Stone (each, a “Co-Executive”) delivers a Put Notice at the same time as Executive, the Company shall have the right to pay the funds due hereunder over two years (in the case of delivery of a Put Notice by a single Co-Executive), or three years (in the case of delivery of a Put Notice by both Co-Executives), in equal amounts each year pro rata among the Executive and any Co-Executive based on the number of shares of Common Stock specified in each Put Notice; provided, however, that the Company shall not have such right to delay the payment of such funds in any succeeding year or years if the Company elects to sell the shares of Common Stock as set forth in the succeeding sentence.  In lieu of a cash payment, the Company shall have the option of causing the shares specified in a Put Notice to be sold, as promptly as is reasonably practicable, pursuant to a registration statement filed by the Company under the Securities Act of 1933, as amended (the “Securities Act”), in which the shares shall be included, or pursuant to an exemption from the registration requirements of the Securities Act, in either case with the funds being remitted to the Executive on the close of such sale (provided, further, that (x) the Executive shall receive at least $3,000,000 from such sale and (y) any sale pursuant to a registration statement shall not count as a “Demand Registration” pursuant to that certain Registration Rights Agreement (the “Registration Rights Agreement”), dated as of the date hereof, by and among the Company, RGGPLS Holding, Inc., a Florida corporation (“RGGPLS”), GRH Holdings, L.L.C., a Florida limited liability company, and Becton, Dickinson and Company, a New Jersey corporation).  The Company agrees and acknowledges that the Executive shall have the right to require the Company to purchase shares of Common Stock from him hereunder without regard to the limitations set forth in Section 2.4 of the Registration Rights Agreement.

(c)           For purposes of this Agreement, a “Change in Control” means any of the following events:

(i)            any person or group (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)), other than RGGPLS, a subsidiary of the Company or any employee benefit plan (or any related trust) of the Company or a subsidiary of the Company, becomes, after the Effective Time the beneficial owner (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 35% or more of the Common Stock;

(ii)           individuals who constitute the Board as of the Effective Time (the “Incumbent Board”), cease for any reason to constitute a majority of the members of the Board (except that any individual who becomes a director after the Effective Time, whose election by the Company’s stockholders was approved by a majority of the members of the Incumbent Board shall be considered as through such individual were a member of the Incumbent Board); or

(iii)          approval by the stockholders of the Company of either of the following:

(1)           a merger, reorganization, consolidation, business combination or similar transaction (any of the foregoing, a “Merger”) as a result of which the persons who were the respective beneficial owners of the outstanding Common Stock immediately before such Merger are not expected to beneficially own, immediately after such Merger, directly or indirectly, more than 50% of the common stock and the combined voting power of the then outstanding voting securities of the corporation or other entity resulting from such Merger in substantially the same proportions as immediately before such Merger, or

(2)           a plan of liquidation of the Company or a plan or agreement for the sale or other disposition of all or substantially all of the assets of the Company.

(iv)          Notwithstanding the foregoing, there shall not be a Change in Control if, in advance of such event, Executive agrees in writing that such event shall not constitute a Change in Control.

(d)           The Company’s obligations under this Section 5 shall survive termination of this Agreement.

6.             ENTIRE AGREEMENT

This Agreement contains the entire understanding between the parties hereto and supersede all other oral and written agreements or understandings between them.  All previous oral or written agreements between the parties hereto shall be deemed to have been completely fulfilled by both parties and shall be superseded by this Agreement.  No modification or addition hereto or waiver or cancellation of any provision shall be valid except by a writing signed by the party to be charged therewith.

7.             SUCCESSORS AND ASSIGNS

This Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their heirs, successors, assigns and personal representatives.  As used herein, the successors of the Company shall include, but not be limited to, any successor by way of merger, consolidation, sale of all or substantially all of its assets, or similar reorganization.  In no event may Executive assign any duties or obligations under this Agreement.  It is expressly agreed for purposes of this Agreement that the spouse and children of Executive shall be third-party beneficiaries of Executive under this Agreement and shall be entitled to enforce the rights of Executive hereunder in the event of Executive’s death or disability.

8.             CONTROLLING LAW

The validity and construction of this Agreement or of any of its provisions shall be determined under the laws of Florida, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than Florida.  The invalidity or unenforceability of any provision of this Agreement shall not affect or limit the validity and enforceability of the other provisions hereof.

9.             COUNTERPARTS

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

10.          HEADINGS

The headings herein are inserted only as a matter of convenience and reference, and in no way define, limit or describe the scope of this Agreement or the intent of any provisions thereof.

11.          INDEMNIFICATION.  The Company shall indemnify and hold Executive harmless from and against all claims, investigations, actions, awards and judgments, including costs and attorneys’ fees, incurred by Executive in connection with acts or decisions made by Executive in good faith in his capacity as either a director or as an officer of the Company, so long as Executive reasonably believed that the acts or decisions were in the best interests of the Company.  The Company further agrees to retain and pay the fees and costs of counsel selected by Executive to represent him in any action or proceeding covered by this indemnification.  The Company shall not settle any claim or action or pay any award or judgment against Executive without Executive’s prior written consent, which shall not be unreasonably withheld.  The Company may obtain coverage for Executive under an insurance policy covering the directors and officers of the Company against claims set forth herein if such coverage is possible at a reasonable cost, provided, however, it is understood and agreed that the Company’s obligation to indemnify Executive as set forth in this Section 11 shall not be affected by the Company’s ability or inability to obtain insurance coverage.

12.          MERGER AGREEMENT.  The parties acknowledge that the Company has entered into an Agreement and Plan of Merger dated as of the date hereof (the “Merger Agreement”), among the Company, N Merger L.L.C., a Florida limited liability company and a wholly owned subsidiary of the Company, and NationsHealth Holdings, L.L.C., a Florida limited liability company.  Notwithstanding anything in this Agreement to the contrary, this Agreement shall become effective upon the Effective Time (as defined in the Merger Agreement); provided, however, if the Merger Agreement is terminated in accordance with Article VIII thereof, then this Agreement shall terminate and be of no further force and effect as if this Agreement was never executed and delivered.

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date and year first above written.

WITNESS:	MILLSTREAM ACQUISITION
CORPORATION

	By:	/s/ Arthur Spector
		Name:	Arthur Spector
		Title:	Chairman, Chief Executive Officer and President

WITNESS:

	By:	/s/ Robert Gregg
		Name:	Robert Gregg